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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 41408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Growth Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bush Street, Suite 1700

(No. and Street)

San Francisco (City) **CA** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Massocca **(415) 274 6800** (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor (Address) **San Francisco** (City) **CA** (State) **94105** (Zip Code)

RECEIVED FEB 28 2005 WASH. D.C. 185 PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephen J. Massocca, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of Pacific Growth Equities, LLC, as of December 31, 2004, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-CEO

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 24th day of February 2005

Notary Public

PATRICIA JEAN COTLA
Commission # 1411849
Notary Public - California
San Francisco County
My Comm. Expires Apr 18, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3

- ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC GROWTH EQUITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Harb Levy Weiland LLP
ACCOUNTANTS CONSULTANTS

<u>Independent Auditors' Report</u>

Board of Managers
Pacific Growth Equities, LLC

We have audited the accompanying statement of financial condition of Pacific Growth Equities, LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Growth Equities, LLC as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

San Francisco, California
February 8, 2005

Harb, Levy + Weiland LLP

Pacific Growth Equities, LLC
Statement of Financial Condition
December 31, 2004

Assets

Cash, including money market accounts of $1,831,004	$ 1,912,225
Receivable from clearing broker	14,718,504
Receivable from underwritings	3,865,158
Property, net	3,359,727
Other assets	788,787
Total Assets	$ 24,644,401

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 3,771,367
Commitments and contingencies (Note 6)	2,000,000
Members' Equity	18,873,034
Total Liabilities and Members' Equity	$ 24,644,401

See Accompanying Notes to Statement of Financial Condition

1. Summary of Significant Accounting Policies

Business

Pacific Growth Equities, LLC (the "Company") is a Delaware corporation formed on November 14, 2002. As a result of a corporate reorganization that became effective January 1, 2003, Pacific Growth Equities, Inc. merged into Pacific Growth Equities, LLC. Pursuant to the terms of the merger, the separate existence of Pacific Growth Equities, Inc. ceased and Pacific Growth Equities, LLC succeeded to all the assets, liabilities, rights and obligations of Pacific Growth Equities, Inc.

The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer. The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

Depreciation and Amortization

Property is stated at cost and is being depreciated by the straight-line method over five years for computer equipment, seven years for office equipment, and the ten-year lease term for leasehold improvements.

Securities Valuation

Securities owned and securities sold short that are traded on national securities exchanges or the NASDAQ System are valued at the last reported sales prices; securities traded in the over-the-counter market are valued at the last reported bid prices for securities held long and the last reported ask prices for securities sold short. As of December 31, 2004, the Company did not own any securities and did not have any liabilities for securities sold short.

Securities Transactions

Securities transactions of the Company are recorded on a trade date basis.

1. Summary of Significant Accounting Policies (continued)

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to its individual members for inclusion in each member's individual income tax returns.

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America that require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Receivable From Clearing Broker

The receivable from clearing broker consists of cash deposits in the Company's trading account of $13,506,313 (trade date basis) and a net amount due from the broker of $1,212,191, primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or stock short sales. In the normal course of business, the balance in the trading account reflects net amounts due to or from the clearing broker.

3. Property

Net property includes the following:

Computer equipment	$ 1,022,862
Office equipment	640,044
Leasehold improvements	2,529,541
	4,192,447
Accumulated depreciation	(832,720)
Property, net	$ 3,359,727

4. Subordinated Liabilities

The Company has entered into a subordinated revolving credit agreement with a commercial bank. The agreement expires May 15, 2005 and has a borrowing limit of $6,000,000. Loans outstanding under the agreement bear interest at 2% above the Libor rate for the first 30 days that such loan is outstanding, and 5% above the Libor rate thereafter. The Company did not use the line of credit during the year and no loans were outstanding at the end of the year.

Loans outstanding under this agreement are subordinated to the claims of general creditors and are includible in net capital for the purposes of the Net Capital Rule.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $9,813,703, which was $8,813,703 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was 0.59 to 1.

6. Commitments and Contingencies

The Company rents its office premises under a lease arrangement that expires in 2013. The lease provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Future minimum lease payments under the lease are as follows:

Year Ending December 31	
2005	$ 1,159,000
2006	1,705,000
2007	1,798,000
2008	1,806,000
2009	1,905,000
Thereafter	8,011,000
Total	$ 16,384,000

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2004, and were subsequently settled had no material effect on the Statement of Financial Condition as of that date.

6. Commitments and Contingencies (continued)

In the ordinary course of business, the Company has been named as a defendant or co-defendant in several lawsuits. The Company will vigorously defend some of the lawsuits, and is in the process of settlement talks with the plaintiffs in the other lawsuits. Outside counsel has advised the Company that, at this stage of the proceedings, they cannot offer an opinion as to the outcome of the suits. Notwithstanding, the Company has accrued estimated litigation settlement costs of $2,000,000 in the accompanying statement of financial condition.

7. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

The Company maintains its cash in bank deposit and money market accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the issuer of the instrument. The Company seeks to control its risk by following an established credit approval process and monitoring credit limits.

8. Limited Liability Company Agreement

The Company and its members have entered into an agreement which requires, among other things, that a member desiring to sell or transfer any or all of his units, grant the Company and then the other members the right of first refusal. In certain situations the price at which units may be transferred is determined by formula.

9. Employee Benefit Plan

The Company has a profit-sharing plan covering substantially all of its employees completing one year of service. The plan has been approved by the Internal Revenue Service. Contributions to the plan are made at the discretion of the Company.

10. Restricted Cash

The terms of the Company's office lease require the Company to maintain a letter of credit for the benefit of the lessor. The letter of credit is secured by a separate money market account; the balance in the account must be maintained at certain levels and withdrawals are restricted to payments to the landlord. The balance in the account at the end of the year was $959,954 and is included in the cash balance on the statement of financial condition.

11. Insurance Coverage

Cash and securities held by the custodian broker are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the broker. Such insurance protects against loss due to failure of the broker, but not loss due to unfavorable changes in the fair value of securities. Management does not believe the Company is exposed to undue risk of loss thereon.